VIA EDGAR TRANSMISSION AND FACSIMILE AT (202) 772-9203

Ms. Lisa M. Kohl

Attorney-Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	P.A.M. Transportation Services, Inc.

Schedule TO-I

Filed December 2, 2014

SEC File No. 005-39193

Dear Ms. Kohl:

The following is the response of P.A.M. Transportation Services, Inc. (“P.A.M.” or the “Company”) to the staff’s comments contained in your letter to Mr. C. Douglas Buford, Jr., dated December 10, 2014. For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the headings contained in your letter.

Amendment No. 1 to the referenced Tender Offer Statement on Schedule TO has been transmitted via EDGAR on the date of this response letter. Where appropriate, the responses below refer to specific item numbers of Amendment No. 1.

Ms. Lisa M. Kohl

Office of Mergers and Acquisitions

December 12, 2014

Offer to Purchase

Summary Term Sheet, page ii

1.	We note that the offer is set to expire at midnight on December 30, 2014. However, December 26, 2014 is not considered a business day as defined in Rule 13e-4(a)(3). Accordingly, the offer as structured is open for less than 20 full business days. Please revise throughout your document as necessary, so that the offer will be open at least through midnight Eastern Time on the twentieth business day.

Response: We acknowledge and have noted the staff’s comment.

10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 15

2.	The disclosure in footnote 3 to the table on page 16 regarding the assumed number of shares to be purchased in the Offer appears inconsistent with the disclosure on page 15 that the “After the Offer” column assumes that 640,000 shares are purchased in the Offer. Please revise or advise.

Response: We have revised the referenced disclosure in the Offer to Purchase to address the staff’s comment. See Items 3, 4, 5, 8 and 11 of Amendment No. 1.

Acknowledgments

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please contact me by telephone at (501) 688-8866 or by facsimile at (501) 918-7866.

Sincerely,

mitchell, williams, selig,

gates & woodyard, p.l.l.c.

C. Douglas Buford, Jr.

By

C. Douglas Buford, Jr.

CDB:dw

cc:	Mr. Allen West, Chief Financial Officer P.A.M. Transportation Services, Inc.